ILFC HOLDINGS, INC.

10250 Constellation Blvd., Suite 3400

Los Angeles, California 90067

(310) 788-1999

May 14, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Jay Ingram, Legal Branch Chief

Re:	ILFC Holdings, Inc.
Request to Withdraw Registration Statement on Form S-1
(File No. 333-176644)

Dear Mr. Ingram:

On behalf of ILFC Holdings, Inc. (the “Company”) and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-176644), together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on September 1, 2011 and amended on November 29, 2011, May 1, 2012, June 21, 2012, September 12, 2012, November 28, 2012, June 21, 2013, August 29, 2013 and November 22, 2013.  As a result of the sale of all of the common stock of International Lease Finance Corporation by AIG Capital Corporation to AerCap Holdings N.V., the Company has decided not to conduct the offering of securities contemplated in the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.  Please send a copy of the order granting withdrawal of the Registration Statement to the undersigned at 10250 Constellation Boulevard, Suite 3400, Los Angeles, CA 90067, facsimile number (310) 788-1990 and fax a copy to the Company’s legal counsel, John-Paul Motley of O’Melveny & Myers LLP, at (213) 430-6407.

If you have any questions regarding this application for withdrawal, please contact John-Paul Motley of O’Melveny & Myers LLP at (213) 430-6100.

Sincerely,

ILFC HOLDINGS, INC.

By:	/s/ Patrick Ross
Name:	Patrick Ross
Title:	Assistant Secretary

[Signature page to S-1 withdrawal request.]